Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045



07026244

MISYS

BY COURIER
Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

22 August 2007

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 August and 8 August 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please be advised that on 8 August 2007 the Company notified the SEC that, pursuant to Rule 12g3-2(f)(2) of the Securities Exchange Act of 1934, it would furnish the information required by Rule 12g3-2(b) on our internet website at www.misys.com. and that it would commence furnishing such information on our website as of the date of that letter. Hence the enclosures with this letter are for the period between 1 August and 8 August 2007 inclusive.

Yours faithfully

Corina Ross
Group Secretariat Manager

Encs

S:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\22 08 07 Filing cover letter last filings to 08 08 07.doc

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

REGULATORY ANNOUNCEMENTS MADE FROM 1 TO 8 AUGUST 2007

The following were couriered to the SEC on 22 August 2007:-

08/08/2007 Director/PDMR Shareholding
08/08/2007 Treasury Stock
08/08/2007 Holding(s) in Company
06/08/2007 Treasury Stock
06/08/2007 Holding(s) in Company
03/08/2007 Holding(s) in Company
02/08/2007 Director/PDMR Shareholding
02/08/2007 Holding(s) in Company
01/08/2007 Director/PDMR Shareholding
01/08/2007: Director/PDMR Shareholding
01/08/2007 Holding(s) in Company
01/08/2007 Total Voting Rights

REG-Misys: Total Voting Rights <MSY.L>

Released: 01/08/2007

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is required to notify the market of the following:
At close of business on 31 July 2007 Misys plc's capital consisted of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc held 48,660,580 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc was 503,066,456.
The above figure (503,066,456) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.

01.08.07

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 01/08/2007

Misys plc announces that it has received the notifications set out below from ValueAct Capital (`VA') pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.
The two notifications received from VA represent shares held:
(i) directly by ValueAct Capital Master Fund L.P. at 10.2%;
(ii) indirectly by the general partner of each fund and the managing members at 12.2%. (NB. This notification has been reported on an aggregated basis and includes the 10.2% holding in (i) above).

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
1.08.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	VALUEACT CAPITAL MASTER FUND L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	27 JULY 2007
6. Date on which issuer notified:	30 JULY 2007
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY	49,030,118	49,030,118	51,280,118	51,280,118		10.2%	

SHARES

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
51,280,118	10.2%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (51,280,118 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	VALUEACT CAPITAL MASTER FUND, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	(i) VALUEACT CAPITAL MASTER FUND, L.P. (ii) VALUEACT CAPITAL MASTER FUND III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	27 JULY 2007
6. Date on which issuer notified:	30 JULY 2007
7. Threshold(s) that is/are crossed or reached:	12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
(i) ORDINARY SHARES	49,030,118	49,030,118			51,280,118		10.2%
(ii) ORDINARY SHARES	9,976,449	9,976,449			10,226,449		2.0%
((i) + (ii) i.e. AGGREGATE)	59,006,567	59,006,567			61,506,567		12.2%

ORDINARY SHARES

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
61,506,567	12.2%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (51,280,118 ordinary shares) and ValueAct Capital Master Fund III, L.P. (10,226,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN

Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

JEFFREY UBBEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.P.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

VALUEACT CAPITAL MASTER FUND, L.P - 44,530,118

VALUEACT CAPITAL MASTER FUND III, L.P - 9,476,449

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

8,188,181 | 1.63%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5,000,000 AT US$5.0321

2,500,000 AT US$4.9289

688,181 AT US$4.7694

14. Date and place of transaction

26.07.07, London

27.07.07, London

30.07.07, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

62,194,748

12.36 %

16. Date issuer informed of transaction

30.07.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 01.08.07 ______________________________

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer MISYS PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (i) ABOVE
3.	Name of person discharging managerial responsibilities/ director JOHN ORMEROD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares 1p ORDINARY
7.	Name of registered shareholders (s) and, if more than one, the number of shares held by each of them BBHISL NOMINEES LIMITED	8	State the nature of the transaction PURCHASE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 30,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.006%
11.	Number of shares, debentures or financial instruments relating to shares disposed Nil	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Nil

13.	Price per share or value of transaction	14.	Date and place of transaction
	241.5p PER SHARE		31 JULY 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	35,000 (0.007%)		1 AUGUST 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

____

Date of notification 01.08.07 ______________________

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 02/08/2007

Misys plc announces that it has received the notifications set out below from ValueAct Capital (`VA') pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.
The two notifications received from VA represent shares held:
(i) directly by ValueAct Capital Master Fund L.P. at 11.3%;
(ii) indirectly by the general partner of each fund and the managing members at 13.5%. (NB. This notification has been reported on an aggregated basis and includes the 11.3% holding in (i) above).

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
02.08.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	VALUEACT CAPITAL MASTER FUND L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	1 AUGUST 2007
6. Date on which issuer notified:	1 AUGUST 2007
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY	51,280,118	51,280,118	56,842,575	56,842,575		11.3%	

SHARES

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
56,842,575	11.3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (56,842,575 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	VALUEACT CAPITAL MASTER FUND, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	(i) VALUEACT CAPITAL MASTER FUND, L.P. (ii) VALUEACT CAPITAL MASTER FUND III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	1 AUGUST 2007
6. Date on which issuer notified:	1 AUGUST 2007
7. Threshold(s) that is/are crossed or reached:	13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
(i) ORDINARY SHARES	51,280,118	51,280,118			56,842,575		11.3%
(ii) ORDINARY SHARES	10,226,449	10,226,449			10,844,499		2.2%
((i) + (ii) i.e. AGGREGATE)	61,506,567	61,506,567			67,687,074		13.5%

ORDINARY SHARES

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
67,687,074	13.5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (56,842,575 ordinary shares) and ValueAct Capital Master Fund III, L.P. (10,844,499 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name:	DOROTHEA E. WALSH
15. Contact telephone number:	+001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN

Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)
C: Additional information
END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

JEFFREY UBBEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.P.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

VALUEACT CAPITAL MASTER FUND, L.P - 51,899,481

VALUEACT CAPITAL MASTER FUND III, L.P - 10,295,267

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	5,492,326		1.09%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
13.	Price per share or value of transaction	14.	Date and place of transaction
	2,607,362 AT US$4.9156		31.07.07, London
	2,884,964 AT US$4.7401		01.08.07, London
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	67,687,074		01.08.07
	13.45 %		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries
			ANDREA GRAY
			01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 02.08.07

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 03/08/2007

Misys plc announces that on 3 August 2007 it received the notification set out below from The Goldman Sachs Group, Inc. on behalf of Goldman Sachs Asset Management International, Goldman Sachs Asset Management, L.P. pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

03.08.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify): NEW EXEMPTION DTR 5.1.3 (4) & DTR 5.1.5 (1)	YES

3. Full name of person(s) subject to the notification obligation (iii):	THE GOLDMAN SACHS GROUP, INC.
4. Full name of shareholder(s) (if different from 3.) (iv):	GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL, GOLDMAN SACHS ASSET MANAGEMENT, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	1 AUGUST 2007
6. Date on which issuer notified:	3 AUGUST 2007
7. Threshold(s) that is/are crossed or reached:	BELOW 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	25,863,924	5.14%					

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	BELOW 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
We hereby notify you that at close of business on 01 August 2007, The Goldman Sachs, Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	JOANNE WALL / SEAN ROGERS
15. Contact telephone number:	44(20) 7051 1704 / 44(20) 7552-9205

END

Misys plc announces that on 3 August 2007 it received the notification set out below from Capital Group International, Inc. pursuant to DTR5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

06.08.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification

	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii): CAPITAL GROUP INTERNATIONAL, INC.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 2 AUGUST 2007

6. Date on which issuer notified: 3 AUGUST 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	Below 3%	Below 3%	16,660,700		16,660,700		3.3118%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument	Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
16,660,700	3.3118%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

END

REG-Misys: Treasury Stock <MSY.L>

Released: 06/08/2007

Transfer of Shares held in Treasury
Misys plc announces that on 6 August 2007 it transferred to participants in its employee share schemes 8,334 ordinary shares at a price of 175p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,652,246 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,074,790.
06.08.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 08/08/2007

Misys plc announces that on 7 August 2007 it received the notification set out below from Capital Group International, Inc. pursuant to DTR5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

08.08.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	CAPITAL GROUP INTERNATIONAL, INC.
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	6 AUGUST 2007
6. Date on which issuer notified:	7 AUGUST 2007
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	18,160,700	18,160,700	20,925,700		20,925,700		4.1596%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the	% of voting rights

instrument
is exercised/
converted

N/A
Total (A+B)

Number of voting rights	% of voting rights
20,925,700	4.1596%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name:

15. Contact telephone number:
END

REG-Misys: Treasury Stock <MSY.L>

Released: 08/08/2007

Transfer of Shares held in Treasury
Misys plc announces that on 8 August 2007 it transferred to participants in its employee share schemes 42,845 ordinary shares at prices between nil and 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,609,401 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,117,635.
08.08.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 08/08/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

JOHN G KING

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

CEDE & COMPANY

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

43,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0085%

11. Number of shares, debentures or financial instruments relating to shares disposed

Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

13.	Price per share or value of transaction	14.	Date and place of transaction
	US$4.7092 PER SHARE		7 AUGUST 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	100,000 (0.02%)		7 AUGUST 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

____

Date of notification 08.08.07 ______________________

END

END